UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.   20549
                       _________________________

                            SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                          (Amendment No. 6)

                     Odyssey Marine Exploration, Inc.
---------------------------------------------------------------------------
                            (Name of Issuer)

               Common Stock, $0.0001 par value per share
---------------------------------------------------------------------------
                    (Title of Class of Securities)

                              676118 10 2
---------------------------------------------------------------------------
                            (CUSIP Number)

                          James E. MacDougald
                   260 1st Avenue South, Suite 110
                    St. Petersburg, Florida 33701
                            (727) 823-9292
---------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                          February 2, 2005
---------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

                               SCHEDULE 13D
CUSIP No. 676118 10 2                                    Page 2 of 7 Pages
___________________________________________________________________________

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MacDougald Family Limited Partnership
___________________________________________________________________________

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                (b) [ ]
___________________________________________________________________________

3   SEC USE ONLY
___________________________________________________________________________

4   SOURCE OF FUNDS

    Not applicable
___________________________________________________________________________

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(E)      [  ]
___________________________________________________________________________

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MacDougald Family Limited Partnership is organized as a Nevada limited partnership.
___________________________________________________________________________

        NUMBER OF SHARES          7    SOLE VOTING POWER
	BENEFICIALLY
	OWNED BY EACH
	REPORTING
        PERSON WITH                    2,344,008
                                  _________________________________________

                                  8    SHARED VOTING POWER

                                  _________________________________________

                                  9    SOLE DISPOSITIVE POWER

                                       2,344,008
                                  _________________________________________

                                  10   SHARED DISPOSITIVE POWER
___________________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,344,008
___________________________________________________________________________

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES :

___________________________________________________________________________

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.0%
___________________________________________________________________________

14  TYPE OF REPORTING PERSON

    PN
___________________________________________________________________________

                               SCHEDULE 13D
CUSIP No. 676118 10 2                                    Page 3 of 7 Pages
___________________________________________________________________________

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MacDougald Management, Inc.
___________________________________________________________________________

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                (b) [ ]
___________________________________________________________________________

3   SEC USE ONLY
___________________________________________________________________________

4   SOURCE OF FUNDS

    Not applicable
___________________________________________________________________________

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(E)      [  ]
___________________________________________________________________________

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MacDougald Management, Inc. is a Nevada corporation.
___________________________________________________________________________
        NUMBER OF SHARES          7    SOLE VOTING POWER
	BENEFICIALLY
	OWNED BY EACH
	REPORTING
        PERSON WITH                    2,344,008
                                  _________________________________________

                                  8    SHARED VOTING POWER
                                  _________________________________________

                                  9    SOLE VOTING POWER

                                       2,344,008
                                  _________________________________________

                                  10   SHARED DISPOSITIVE POWER
___________________________________________________________________________

11  SOLE VOTING POWER

    2,344,008

___________________________________________________________________________

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES :

___________________________________________________________________________

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.0%
___________________________________________________________________________

14  TYPE OF REPORTING PERSON

    CO
___________________________________________________________________________

                               SCHEDULE 13D
CUSIP No. 676118 10 2                                    Page 4 of 7 Pages
___________________________________________________________________________

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James E. MacDougald
___________________________________________________________________________

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                  (b) [ ]
___________________________________________________________________________

3   SEC USE ONLY
___________________________________________________________________________

4   SOURCE OF FUNDS

    Not applicable
___________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(E)      [  ]
___________________________________________________________________________

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
___________________________________________________________________________

        NUMBER OF SHARES          7    SOLE VOTING POWER
	BENEFICIALLY
	OWNED BY EACH
	REPORTING
        PERSON WITH                    2,344,008
                                  _________________________________________

                                  8    SHARED VOTING POWER
                                  _________________________________________

                                  9    SOLE DISPOSITIVE POWER

                                       2,344,008
                                  _________________________________________

                                  10   SHARED DISPOSITIVE POWER
___________________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,344,008
___________________________________________________________________________

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES :
___________________________________________________________________________

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.0%
___________________________________________________________________________

14  TYPE OF REPORTING PERSON

    IN
___________________________________________________________________________

    This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on March 9, 2001 (the "Initial Schedule 13D") by MacDougald Family Limited Partnership, a Nevada limited partnership ("MFLP"), MacDougald Management, Inc., a Nevada corporation ("MMI"), and James E. MacDougald (collectively, the "Reporting Persons"), as amended by Amendment No. 1 thereto filed on October 25, 2001 ("Amendment No. 1"), Amendment No. 2 thereto filed on November 20, 2003 ("Amendment No. 2"), Amendment No. 3 thereto filed on September 23, 2004 ("Amendment No. 3"), Amendment No. 4 thereto filed on September 28, 2004 ("Amendment No. 4"), and Amendment No. 5 thereto filed on February 4, 2005 ("Amendment No. 5"). This Amendment No. 6, together with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 are referred to collectively as the "Schedule 13D". The information set forth in Items 1 and 4 below are being included for reference purposes, but no change has
occurred with respect to such information.   Unless otherwise defined
herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

    This Amendment No. 6 is being filed to correct the number of shares of the Common Stock (defined below) held by the Reporting
Persons totaling the sale of shares reported in Amendment No. 5.

Item 1.  Security of Issuer

    This Amendment No. 6 relates to shares of common stock, $0.0001 par value per share ("Common Stock"), of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 3604 Swann Avenue, Tampa, Florida 33609.

Item 4.  Purpose of Transaction

    This amendment is being filed to correct the disclosures set forth in Amendment No. 5 regarding the number of shares of Common
Stock held by the Reporting Person following the reported sale by MFLP of an aggregate of 1,250,000 shares of Common Stock on February 2, 2005 in open market transactions. See Item 5(a) of this Amendment No. 6.

    With respect to its remaining holdings of Common Stock, MFLP will continue to monitor its investment in, and ownership of, the Common Stock and may, as result thereof, determine to sell, transfer, or exchange the Common Stock with or to affiliates or third parties through private placements or market sales, acquire additional Common Stock, warrants, or options, or maintain its ownership position.

    Except as indicated in the Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in:

    (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) any material change in the present capitalization or dividend policy of the Issuer;


                             Page 5 of 7 Pages

    (f) any other material change in the Issuer's business or corporate structure;

    (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the Act; or

    (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer

    (a) As of the date of hereof, the Reporting Persons beneficially own an aggregate of 2,344,008 shares of Common Stock, which represents approximately 6.0% of the shares of Common Stock which were outstanding as of January 21, 2005 (as reported by the Issuer in its definitive proxy statement filed on January 28, 2005). Amendment No. 5 erroneously indicated that the number of such shares of Common Stock held by the Reporting Person was 2,344,008. This was a computation error which is corrected hereby.

    (b) For purposes of Section 13 of the Securities Act of 1933, as amended, MMI may be deemed to control MFLP, and James E. MacDougald may be deemed to control MMI and MFLP. Each of the Reporting Persons may thus be considered to beneficially own and to have sole voting and dispositive power with respect to all the Securities beneficially owned by MFLP.

    (c) No sales of the Common Stock by the Reporting Persons have taken place since those reported in Amendment No. 5.

Item 7.  Material to Be Filed as Exhibits

         None.


                             Page 6 of 7 Pages

                                Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2005                  MACDOUGALD FAMILY
                                          LIMITED PARTNERSHIP

                                          By: MacDougald Management, Inc.
                                              its General Partner


                                          /s/ James E. MacDougald
                                          -----------------------------
                                          James E. MacDougald,
                                          President


Dated:  February 4, 2005                  MACDOUGALD MANAGEMENT, INC.


                                          /s/ James E. MacDougald
                                          -----------------------------
                                          James E. MacDougald,
                                          President


Dated:  February 4, 2005                  /s/ James E. MacDougald
                                          -----------------------------
                                          James E. MacDougald (Individually)